SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


02046914

Commission File Number – 1-15182

Report on Form 6-K for the July 22, 2002


SEC MAIL PROCESSING
RECEIVED
JUL 25 2002
WASH. D.C. 154 SECTION

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Press release to stock exchanges on July 22, 2002 :

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

____
(Registrant)

Date: 22.07.2002

By: _______________
(Signature)*
Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.

Press Release


DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Ragaglitazar (DRF 2725) clinical development suspended

Carcinogenicity studies reveal tumors in rats and mice. Mechanism not yet known. If mechanism of no human relevance – new trials may be initiated and filing for approval may be delayed by close to two years.

Hyderabad, India, July 22, 2002: Dr. Reddy's Laboratories today announced that Novo Nordisk has decided to suspend the clinical development of its dual-acting insulin sensitiser Ragaglitazar (DRF 2725). All current clinical trials involving Ragaglitazar have been stopped and all planned new clinical trials have been postponed, while preliminary data from preclinical studies in rats and mice are being investigated further. Novo Nordisk's decision was taken in response to findings of urine bladder tumours in one mouse and a number of rats treated with Ragaglitazar.

Novo Nordisk will continue other activities in the Ragaglitazar project until it has completed a renewed benefit/risk assessment of Ragaglitazar. This assessment is expected to be ready by the first quarter of 2003.

Mads Krogsgaard Thomsen, Chief Science Officer of Novo Nordisk, said: "The tumours observed may prove to be specific for the rodent species and in that case, they will be of no relevance to humans. However, we have for patient safety reasons decided to take a precautionary approach and stop the ongoing clinical trials while we investigate the preclinical findings in more detail. It is at this point in time not possible to say whether new clinical trials involving Ragaglitazar will be initiated; however, if so, we expect the filing for approval to be delayed by close to two years."

Ragaglitazar (DRF 2725) is a PPAR (peroxisome proliferator-activated receptor) alpha and gamma agonist, which in preclinical and early clinical trials has shown potential to regulate blood glucose and diabetic dyslipidaemia. The compound is out-licensed to Novo Nordisk in March 1997.

About carcinogenicity studies
Preclinical carcinogenicity studies are an integral part of the development of new drugs for chronic use. The purpose of doing preclinical carcinogenicity studies in animals is to investigate in vivo if a new drug has potential of causing tumours after long-time exposure in animals. Due to the complexity of conducting state-of-the-art preclinical carcinogenicity studies, data from such studies do not usually become available until very late in Phase 3 clinical development or just prior to submission of the NDA.

The carcinogenicity studies with Ragaglitazar have been conducted in rats and mice, which are the species most commonly used for such studies.

About Dr. Reddy's
Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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